Exhibit (a)(22)

IN THE CIRCUIT COURT OF COOK COUNTY
COUNTY DEPARTMENT, CHANCERY DIVISION

BETH DENICOLO, BRIAN DENICOLO, and DENICOLO FAMILY FOUNDATION, individually and on behalf of all others similarly situated	Case No. 2013-CH-13614

Plaintiffs,

v.

TELULAR CORPORATION, BRIAN J. CLUCAS, LAWRENCE S. BARKER, M. BRIAN MCCARTHY, JOHN W. HANDY, JOSEPH A. BEATTY, BETSY BERNARD, JEFFREY JACOBOWITZ, ACP TOWER HOLDINGS, LLC, ACP TOWER MERGER SUB, INC., and AVISTA CAPITAL PARTNERS.
JURY TRIAL DEMANDED

Defendants.

CLASS ACTION COMPLAINT

Plaintiffs Beth DeNicolo, Brian DeNicolo, and the DeNicolo Family Foundation (“Plaintiffs”), by and through their attorneys, allege upon personal knowledge as to themselves, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1.             This is a shareholder class action brought by Plaintiffs on behalf of holders of the common stock of Telular Corporation (“Telular” or the “Company”) to enjoin the acquisition of the publicly owned shares of Telular common stock by Avista Capital Partners (“Avista”), ACP Tower Holdings, LLC (“Parent”) and ACTP Tower Merger Sub, Inc. (“Merger Sub”), as detailed herein (“Proposed Transaction”). Telular’s common stock trades on the NASDAQ under the symbol “WRLS.”

2.             Telular provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology.

3.             On April 29, 2013, Telular and Avista jointly announced that they had entered into a definitive Merger Agreement under which Avista, through its wholly owned subsidiaries ACP Tower Holdings (“Parent”) and ACP Tower Merger Sub, Inc. (“Merger Sub”), will acquire all of Telular’s outstanding shares for $12.61 in cash per share and $18.5 million in assumed liabilities, resulting in a total proposed transaction of $253 million.

4.             Specifically, the April 29, 2013 Merger Agreement (the “Merger Agreement”) provides that upon approval of a majority of Telular shareholders, Merger Sub will be merged into Telular, with Telular remaining as the surviving corporation, wholly owned by Avista.

5.             In facilitating the acquisition of Telular by Avista for grossly inadequate consideration and through a flawed process, each of the defendants breached and/or aided the other defendants’ breaches of their fiduciary duties. As described in more detail below, given Telular’s long history of profitability, its recent strong performance, its future growth prospects, several analyst estimates with price targets above the proposed $12.61 offer, and Telular’s own financial advisor’s estimate of value significantly above the offer, the consideration shareholders are to receive is inadequate and significantly undervalues Telular.

6.             The Defendants exacerbated their breaches of fiduciary duties by agreeing to lock up the Proposed Transaction with deal protection devices that effectively preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) an inadequate and limited go-shop provision which only permits the Company to solicit third party offers through May 29, 2013, followed by a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Avista with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Avista a termination fee of up to $8.2 million to enter into a transaction with a superior bidder.

7.             Moreover, while Tellular’s Board failed to aggressively negotiate to benefit shareholder interests, Defendants negotiated vigorously for lucrative benefits for themselves, trading away the shareholders’ $0.12 quarterly dividend for a disadvantageous $0.11 increase in the per share offer. Defendants will end up with substantial financial benefits from acceleration of unvested stock options and restricted stock, and from entrenching themselves with positions in the new company.

8.             For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties.

PARTIES

9.             Plaintiffs are, and at all relevant times were, continuous stockholders of Defendant Telular’s common stock. Plaintiffs cumulatively hold over 300,000 shares of Telular common stock. Plaintiffs are also heirs to Tellular’s founder, William L. DeNicolo.

10.           Defendant Telular is a Delaware corporation with its principal executive offices located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622.

11.           Defendant Joseph A. Beatty has been a director of Telular since 2007. He served as Executive Vice President beginning in April 2007 and later also as Chief Financial Officer and Secretary beginning in May 2007. He became President and CEO of Telular on January 1, 2008 and served in that capacity until his resignation on May 2, 2013.

12.           Defendant Brian J. Clucas became a director of the board in October 2003 and also served as Chairman of the Audit Committee. He has also served as a member of the Nominating and Governance Committee since it was formed in 2008.

13.           Defendant Lawrence S. Barker has been a director of the board since 2004.

14.           Defendant M. Brian McCarthy has been a director of the board since July 30, 2007 and became the Chair of the Compensation Committee in February 2009. He is also currently a member of the Audit Committee.

15.           Defendant John W. Handy has been a director of the board since May 1, 2012.

16.           Defendant Betsy Bernard has been a director of the board since July 30, 2007 and is currently the non-executive Chairperson of the board as well as a member of the Compensation Committee.

17.           Defendant Jeffrey Jacobowitz has been a director of the board since February 2009.

18.           Defendants Beatty, Clucas, Barker, McCarthy, Handy, Bernard and Jacobowitz are collectively referred to hereinafter as the “Individual Defendants.”

19.           Defendant Avista is a private equity firm with over $5 billion under management and specializes in investments in primarily growth oriented energy, healthcare, communications & media, industrial and consumer companies. Avista’s principal executive offices are located at 65 East 55th Street, 18th Floor, New York, New York 10022 and its registered agent is Corporation Service Company located at 80 State Street, Albany, New York 12207-2543.

20.           Defendant Parent is a Delaware corporation and wholly-owned subsidiary of Avista.

21.           Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary formed for the exclusive purpose of consummating the proposed transaction and has not conducted any business operations other than those in connection to its formation. Upon completion of the proposed transaction, Merger Sub will merge into Telular and will cease to exist as a separate corporate entity.

22.           Collectively, Telular, the Individual Defendants, Avista, Parent and Merger Sub are referred to herein as the “Defendants.”

JURISDICTION AND VENUE

23.           The Individual Defendants are directors of Telular, which has its principal executive offices located in Cook County.

24.           The actions of the Individual Defendants, including the allegations in this complaint, were performed at Telular’s principal executive offices in Chicago, Illinois.

25.           On information and belief, at least one of the Individual Defendants is a citizen of Illinois, residing in Cook County.

26.           This Court has jurisdiction over the Defendants because they are physically located in Illinois, are registered to do business in Illinois, and/or because the actions complained of occurred in Illinois.

27.           Venue is appropriate in Cook County pursuant to 735 ILCS 5/2-101 because the transaction giving rise to this action occurred in Cook County and because at least one of the defendants may be found here.

CLASS ACTION ALLEGATIONS

28.           Plaintiffs brings this action on their own behalf and as a class action pursuant to 735 ILCS 5/2-801 et seq. on behalf of all holders of Telular common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

29.           This action is properly maintainable as a class action because:

a.           The Class is so numerous that joinder of all members is impracticable. As of May 11, 2013, there were approximately 17.3 million shares of Telular common stock issued and outstanding, with approximately 5,664 shareholders of record, believed to be geographically dispersed in various locations around the United States. The actual number of public shareholders of Telular will be ascertained through discovery.

b.           There are questions of law and fact which are common to the Class, including the following:

i.	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

ii.
whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction; and

iii.	whether Plaintiffs and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.           Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d.           A class action is an appropriate method for the fair and efficient adjudication of the controversy. A class action will facilitate economies of time, effort and expense by uniformly establishing the Defendants’ liability to Plaintiffs and the Class, as well as by establishing damages for Plaintiffs and the Class where damages can be mechanically calculated, thus preventing possible inconsistent results in individual litigation.

FURTHER SUBSTANTIVE ALLEGATIONS

A.	Telular’s Background and Financial Results

30.           Telular designs, develops and manufactures cellular products to enable telephone, fax, computer and security alarm systems to operate wirelessly over cellular networks. Telular’s proprietary RJ-11-to-Cellular interface technologies provide the capability to connect landline telephone equipment with cellular-type transceivers used in wireless communication networks in the cellular PCS frequency bands. Its product lines: TELGUARD, Wi-PATH and PHONECELL allow traditional wireline networks to send and receive voice, data, and facsimile signals over wireless networks using standard telephony technology. Its product lines incorporate the Global System for Mobile Communications (GSM) and Code Division Multiple Access (CDMA) and are marketed worldwide.

31.           Telular has consistently maintained its profitability. According to a Telular January 2013 investor presentation, the Company had paid dividends for 9 straight quarters and posted 25 consecutive quarters of profitability.

32.           On January 31, 2013, Telular issued a press release, which it filed in a Form 8K with the SEC, announcing the Company’s first quarter 2013 financial results for the period ended December 31, 2012 which included:

•	Event monitoring revenue increases 17% over prior year period

•	Company delivers adjusted EBITDA of $5.9 million

•	Company reiterates fiscal year 2013 adjusted EBITDA guidance

•	Company declares regular quarterly dividend of $0.12 per share

33.          Further detailing its successful first quarter, the Company stated in a press release:

CHICAGO, IL USA — Telular Corporation (NASDAQ: WRLS), a global leader in helping businesses use wireless networks for remote monitoring and tracking, today announced financial results for the first fiscal quarter of 2013, ended December 31, 2012. In the first quarter of 2013, Telular reported revenue of $24.8 million, including $14 million from recurring services, and pre-tax income of $3.4 million.

34.           In the press release, Defendant Beatty (Telular’s President and CEO) stated:

We had a strong start to 2013, as our business units combined to deliver strong growth in Adjusted EBITDA during the first quarter. Looking ahead, we have a very well defined growth strategy centered on releasing key service enhancements during the year and leveraging these new services to improve our market position in each line of business.

35.           Telular’s strong performance continued through the second fiscal quarter 2013 (ended March 31, 2013), the results of which were announced in an 8K filed on May 8, 2013 and in a press release dated May 2, 2013. Telular reported total revenue of $24,793,000 up 25% from $19,794,000 the same quarter of 2012. Additionally Telular reported total revenue of $49,575,000 for the six month period ended March 31, 2013, up 48% from $33,499,000 for the same period in 2012.

36.           Telular also reported an increased gross margin (after subtracting the total cost of sales) of $13,067,000 for the second fiscal quarter 2013, up 25% from $10,426,000 the previous year. In addition, Telular reported an increased gross margin of $25,490,000 for the six month period ended March 31, 2013, up 42% from $17,940,000 the previous year. Furthermore, Telular reported an increased net income from operations of $1,854,000 for the second fiscal quarter 2013, a 58% increase from $1,172,000 the previous year. Telular’s net income from operations for the six month period ended March 31, 2013 rose 45% to $4,051,000, from $2,796,000 for the same period the previous year.

37.           Telular’s ability to retain a large market share has resulted from Telular’s integration of emerging technologies with its products. For instance, in fiscal 2012, Telular successfully converted the entire Telguard hardware product line to 3G/4G capability. As noted in Telular’s May 10, 2013 Quarterly Report, Telular’s unit sales of its Telguard products increased from 61,700 for the six months ended March 31, 2012 to 77,400 for the same period in 2013 “primarily due to continued demand for Telguard’s 3G/4G products and to increased sales of the Personal Emergency Response System (“PERS”) units.”

38.           Additionally, Telular acquired SkyBitz on February 1, 2012, which also on that date released the GTP series of hardware devices, providing for the first time, global satellite tracking capability through the iridium satellite network. The SkyBitz acquisition has helped “consistently” increase service revenues. Service revenues for the second quarter of fiscal 2013 were $14,250,000, an increase from $11,418,000 for the same quarter of fiscal 2012 “due to increased activations in the event monitoring segment and the inclusion of the services revenues of the asset tracking segment, which is represented by SkyBitz.”

39.           Telular’s recent and significant investment into 3G/4G networking and satellite tracking platforms has poised the company for tremendous growth in 2013 and beyond. For instance, recently in fiscal 2013, TankLink launched TankLink 90, the industry’s first 3G/4G wireless tank monitoring solution. In addition, “[fl or fiscal 2013, [Telular] upgraded the SkyBitz terrestrial device to operate on 3G/4G networks and [is] developing internally a terrestrial device that is expected to deliver superior cellular service at a lower cost than the current terrestrial solution.”

B.	The Proposed Transaction

40.           Despite Telular’s recent rising performance, in a press release dated April 29, 2013, Telular and Avista announced that they had entered into a merger agreement pursuant to which Avista will acquire all of the outstanding shares of Telular. That press release stated in part:

CHICAGO and NEW YORK, April 29, 2013 (GLOBE NEWSWIRE) -- Telular Corporation (Nasdaq:WRLS) (“Telular”) and Avista Capital Partners (“Avista”) today jointly announced that they have entered into a definitive agreement providing for the acquisition of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration. The purchase price represents a 31% premium to the closing share price on April 26, 2013, the last full trading day before today’s announcement, and a 27% premium to the 60-day average share price. The proposed acquisition has fully committed financing and is currently expected to close within 50-75 days.

Brendan Scollans, Partner at Avista, said, “Telular’s strong position in three rapidly growing machine-to-machine communications end markets and compelling recurring revenue business model make it a highly attractive platform for Avista. We are looking forward to working with Telular’s talented management team to drive the next phase of the Company’s growth both organically and through acquisitions.”

Under the terms of the definitive agreement, an entity controlled by Avista will promptly commence a tender offer to purchase any or all of the outstanding shares of Telular common stock for $12.61 net in cash. The closing of the tender offer is subject to customary terms and conditions, including the tender of at least two-thirds of Telular’s outstanding shares of common stock, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act of 1976, and the receipt of any applicable consents or approvals from the Federal Communications Commission.

The definitive agreement also provides for the parties to effect, subject to customary conditions, a “short-form” merger without a meeting of Telular’s shareholders immediately following the completion of the tender offer, which merger would result in all shares not tendered being converted into the right to receive $12.61 per share net in cash, without interest.

The Board of Directors of Telular has unanimously approved the proposed acquisition by Avista and recommends that Telular shareholders tender their shares in the forthcoming tender offer. Mr. Beatty will remain as president and CEO until the closing of the proposed acquisition.

Under the definitive agreement, Telular may solicit superior proposals from third parties through May 29, 2013. It is not anticipated that any developments will be disclosed with regard to this process unless Telular’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in any superior proposal being made or accepted by Telular’s Board of Directors.

Telular plans to release its fiscal second quarter earnings after the market closes on Thursday, May 2, 2013 and will not hold a conference call to discuss earnings given the announced sale of the company. Furthermore, under the terms of the definitive agreement, the Telular Board of Directors is prohibited from declaring any dividends prior to the closing of the proposed acquisition.

C.	The Unfair Price and Sales Process

41.          As discussed above, the $12.61 per share consideration offered in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Telular’s common stock is materially in excess of the amount offered in the Proposed Transaction, and the process by which the Proposed Transaction was completed is unfair to the Class. In short, the Proposed Transaction severely undervalues Telular.

42.          The Telular Board approved the Proposed Transaction without adequately considering the interests of all potential buyers during the sales process. At least one buyer, identified as “Strategic Buyer D” in Item 4 of the May 10, 2013 Recommendation Statement filed with the SEC, indicated an interest in acquiring Telular with a financial sponsor. Although both Strategic Buyer D and the financial sponsor executed non-disclosure agreements with Telular, the Company apparently did not provide them with any confidential information or make any efforts to negotiate with these two prospective buyers.

43.           According to Standard & Poor’s, Telular is poised for increased earnings per share (“EPS”) in both 2013 and 2014. While Telular’s actual EPS was $0.34, analysts estimate that amount will rise to $0.46 in 2013 and increase an additional 35% to $0.64 in 2014.

44.           Indeed, as shown below according to Standard & Poor’s Quantitative Stock Report, Telular has greatly outperformed both the S&P 1500 and the communications equipment industry over the past several years:

45.           Current estimates for Telular’s 12-month price target have the stock trading as high as $18.50 next year,1 greatly in excess of the $12.61 currently offered for each share of Telular:

1	Reproduced from CNNMoney.com on May 20, 2013 (http://money.cnn.com/quote/forecast/forecast.html?symb=WRLS).

46.           Moreover, according to Thomson Reuters, the mean recommendation of three analysts is a “Buy”:

47.           Even the financial analyses performed by Oppenheimer & Co. Inc. (“Oppenheimer”), the Company’s financial advisor in connection with the Proposed Transaction, indicates that the Board has failed to procure adequate consideration for shareholders. Oppenheimer’s Discounted Cash Flow Analysis depicts an implied per share equity value range of the Company’s stock with a high of $17.64. Furthermore, Oppenheimer’s analysis is the product of questionable inputs which reduce the implied per share equity value range. The selected discount rate range of 14.3% to 18.3% appears high in light of the Company’s beta of less than 1%.

48.           Following the announcement of the Proposed Transaction, the Company has traded for more than $13.00 per share and closed at $12.72 per share on May 13, 2013.

49.           Rather than negotiating a transaction that was in the best interests of Telular’s shareholders and maximized the value of the Company, Telular’s directors and officers acted to better their own personal interests through the Proposed Transaction.

50.           Specifically, the Individual Defendants negotiated to accelerate all unvested options and restricted stock units, which will result in them receiving substantial compensation in addition to the value received on vested rights. According to the May 10, 2013 Recommendation Statement, the following estimates the amount of compensation to be received upon completion of the Proposed Transaction:

	Shares Tendered Pursuant to Offer ($)	Total Option Spread Value ($)	Restricted Stock Unit Value ($)	Total Value ($)
Directors
Lawrence S. Barker	$60,391	—	$761,531	$821,922
Betsy J. Bernard	62,358	—	786,334	848,692
Brian J. Clucas	103,916	$366,709	753,548	1,224,173
John Handy	8,270	—	104,285	112,555
Jeffrey Jacobowitz	55,958	—	705,630	761,588
M. Brian McCarthy	84,719	243,674	706,273	1,034,666

Executive Officers
Joseph A. Beatty	$237,180	$835,391	$707,169	$1,779,740
Jonathan M. Charak	191,171	1,253,593	313,623	1,758,387
George S. Brody	243,468	1,587,584	303,497	2,134,549
Robert L. Deering	49,528	240,976	94,915	385,419
Jeffrey J. Popplewell	53,980	119,196	181,332	354,508

51.           In addition to the accelerated vesting benefits, corporate insiders will receive other special benefits. The Recommendation Statement states that “as contemplated by the Merger Agreement, none of the executive officers listed has a qualifying termination of his or her employment on May 8, 2013, after the Completion of the Merger.” All members of Telular’s management team (except Beatty, who previous notified the Board that he will resign for personal reasons) are expected to continue in management positions at the post-merger company.

52.          While Defendants negotiated for these lucrative benefits for themselves, they readily traded away shareholders’ $0.12 quarterly dividend for a mere $0.11 increase in the Avista’s per share offer.

53.          Avista is seeking to acquire Telular at a most opportune time when the Company is performing very well and positioned for tremendous growth.

54.          Accordingly, the terms of the Proposed Transaction have created conflicts of interest or moral hazard for the Individual Defendants, who will personally benefit from the Proposed Transaction at the expense of Telular’s shareholders.

D.	The Preclusive Deal Protection Devices

55.          Despite the unfair price, the Merger Agreement has a number of provisions that makes it onerous for another buyer to purchase Telular.

56.          Specifically, if Telular terminates the Proposed Transaction because of a superior acquisition proposal, Section 12.04(b)(i) of the Merger Agreement (“Termination Fees”) states that Telular must pay Parent $8.2 million.

57.          Moreover, Section 12.04(b)(ii) provides that if Telular materially breaches Section 7.03 of the merger agreement by, e.g. soliciting alternative acquisition proposals, Telular must pay Parent 50% of the Termination Fee, or $4.1 million.

58.         Section 7.03 of the Merger Agreement includes a limited 30-day Solicitation Period ending on May 29, 2013 followed by a no-solicitation provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Avista. However, Telular may only continue negotiations with potential alternative buyers that have made written proposals for ten additional days after the end of the Solicitation Period. Given these time constraints, a bidder is not likely to have a real opportunity to make a successful competing bid.

59.           After the solicitation period, section 7.03(b) of the Merger Agreement demands that the Company terminate any and all existing or on-going discussions with other potential acquirers. The short Solicitation Period and strict no solicitation provision prohibits the Board from taking any meaningful action to ensure that they are in compliance with their fiduciary duties, including solicitation of alternative acquisition proposals or business combinations.

60.           Section 7.03(c) of the Merger Agreement also only allows Telular to consider acquisition proposals involuntarily received if the Company Board first consults outside legal and financial advisors and then determines in good faith that the acquisition proposal could likely lead to a superior proposal.

61.           Telular must also notify Avista of the terms of any offer to purchase the Company, and is required to negotiate with Avista and attempt to revise the Merger Agreement such that any new proposal is no longer considered superior to the Proposed Transaction.

62.           Avista is also the beneficiary of a “Top-Up” provision that ensures that Avista gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Avista receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Avista fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Avista an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

63.           Collectively, these preclusive deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.

FIRST CAUSE OF ACTION
(Against the Individual Defendants for Breach of Fiduciary Duties)

64.           Plaintiffs repeat and reallege each allegation set forth herein.

65.           The Individual Defendants have violated fiduciary duties owed to public shareholders of Telular.

66.           By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Telular’s public shareholders the highest value available for Telular in the marketplace.

67.           As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Telular because they failed to take steps to maximize the value of Telular to its public shareholders in a change of control transaction.

68.           As a result of the actions of the Individual Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Telular. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

69.           Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION
(Against Avista, Parent, and Merger Sub for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty)

70.           Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

71.           Avista, Parent and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Telular’s public shareholders, and have participated in such breaches of fiduciary duties.

72.           Avista, Parent and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Avista, Parent and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

73.           Plaintiffs have no adequate remedy at law.

JURY DEMAND

74.           Plaintiffs demand a trial by jury.
PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief in their favor and in favor of the Class and against Defendants as follows:

A.           Declaring that this action is properly maintainable as a Class action and certifying Plaintiffs as Class representatives;

B.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C.            Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiffs and the Class rescissory damages;

D.            Directing the Individual Defendants to account to Plaintiffs and the Class for all damages suffered as a result of the wrongdoing;

E.            Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.            Granting such other and further equitable relief as this Court may deem just and proper.

Dated: May 28, 2013	/s/ Michael R. Karnuth
Attorney for DeNicolo Family Plaintiffs

Clinton A. Krislov John Orellana Michael R. Karnuth KRISLOV & ASSOC. LTD. Civic Opera Building 20 North Wacker Drive Suite 1350 Chicago, Illinois 60606 T: (312) 606-0500 F: (312) 606-0207